UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69476 / April 30, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15201

In the Matter of

ADVANCE NANOTECH, INC.,	:	
ANTS SOFTWARE, INC.,	:	ORDER MAKING FINDINGS AND
BEAUTY BRANDS GROUP, INC.,	:	REVOKING REGISTRATION BY
CHOCOLATE CANDY CREATIONS, INC.,	:	DEFAULT AS TO E-SIM, LTD.
CRYSTALLEX INTERNATIONAL CORP.,	:	
DERMAXAR, INC.,	:	
E-SIM, LTD., and	:	
ECOREADY CORP.	:	

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on February 6, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that e-SIM, Ltd. (e-SIM), has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

The Division of Enforcement has provided evidence that e-SIM was served with the OIP on March 24, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). An Answer was due ten days after service of the OIP. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). On April 9, 2013, e-SIM was ordered to show cause, by April 19, 2013, why the registration of its securities should not be revoked by default. To date, e-SIM has not filed an Answer or responded to the Order to Show Cause.

e-SIM is in default for failing to file an Answer, respond to the Order to Show Cause, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

---

[1] Only Respondents e-SIM, Crystallex International Corp. (Crystallex), and EcoReady Corp. (EcoReady) remain in the proceeding. See Advance Nanotech, Inc., Exchange Act Release Nos. 68968, 69097, 69207 (Feb. 22, Mar. 11 & 22, 2013). The proceeding has been stayed as to Crystallex and EcoReady. See Advance Nanotech, Inc., Admin. Proc. File No. 3-15201 (A.L.J. Apr. 5, 2013).

e-SIM (Central Index Key No. 1050514) is an Israeli company located in Modiin, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). e-SIM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended January 31, 2007. As of February 1, 2013, the company's stock (symbol "ESIMF") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, e-SIM has failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, e-SIM has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of e-SIM.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of e-SIM, Ltd., is hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge